EXHIBIT TO ITEM 77M

MERGERS

Integrity Managed Portfolios

                At a meeting held on July 27, 2017, the shareholders of the Funds under Integrity Managed Portfolios approved the reorganization of Kansas Municipal Fund, Nebraska Municipal Fund, Oklahoma Municipal Fund, New Hampshire Municipal Fund, and Maine Municipal Fund (collectively, “the IMP Funds”), into shell Funds (Kansas Municipal Fund, Nebraska Municipal Fund, Oklahoma Municipal Fund, New Hampshire Municipal Fund, and Maine Municipal Fund) under Viking Mutual Funds (the “VMF” Funds).

                Circumstances and details of the reorganization of the IMP Funds into the VMF Funds are described and incorporated by reference to 485(b) filed with the Securities and Exchange Commission (“SEC”) via Edgar on November 1, 2017 (Accession No.: 0001082744-17-000081).